

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 16, 2016

Robert H. Walls, Jr.
Executive Vice President and General Counsel
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road, Suite 100
San Antonio, Texas 78209

> **Re: Clear Channel Outdoor Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 1-32663**

Dear Mr. Walls:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 7. Income Taxes, page 102

1.   Please disclose the U.S. income (loss) before income tax expense (benefit), pursuant to Rule 4-08(h)(i) of Regulation S-X.

2.   Please tell us the amount of undistributed earnings of foreign subsidiaries and how you complied with the disclosure requirements of ASC 740-30-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Lauren E. Dean
        Vice President, Associate General Counsel and Assistant Secretary